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                               November 18, 2021

       Shlomi Pilo
       Chief Executive Officer
       Raphael Pharmaceutical Inc.
       4 Lui Paster
       Tel Aviv-Jaffa, Israel 6803605

                                                        Re: Raphael
Pharmaceutical Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on November
4, 2021
                                                            File No. 333-260766

       Dear Mr. Pilo:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. We refer to your cover page disclosure indicating that no public market currently exists for your Common Stock
and that you intend to have your Common Stock quoted on the
                                                        OTCQB at some point in
the future. Accordingly, please revise the cover page to disclose the fixed price at
which the Selling Securityholders will offer and sell the shares until such time, if ever, that
your Common Stock is quoted on the OTCQB or another existing market, and thereafter
at prevailing market prices or privately negotiated prices. For guidance, refer to Item
501(b)(3) of Regulation S-K.
 Shlomi Pilo
FirstName LastNameShlomi
Raphael Pharmaceutical Inc. Pilo
Comapany 18,
November   NameRaphael
              2021      Pharmaceutical Inc.
November
Page 2    18, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at (202) 551-7836 or Joe McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences